UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 15, 2020

MATCH GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-37636	26-4278917
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8750 North Central Expressway, Suite 1400
Dallas, TX 75231
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (214) 576-9352

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.001	MTCH	The Nasdaq Stock Market LLC
(Nasdaq Global Select Market)
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.
As previously disclosed, Match Group, Inc. (“Match”), IAC/InterActiveCorp (“IAC”), IAC Holdings, Inc. (“New IAC”), and Valentine Merger Sub LLC have entered into a Transaction Agreement, dated as of December 19, 2019, as amended on April 28, 2020, pursuant to which, amongst other things, the businesses of Match will be separated from the remaining businesses of IAC (the “Separation”).
On April 30, 2020, in connection with the Separation, Match and IAC each filed the definitive joint proxy statement/prospectus.
On May 14, 2020, Match received a demand letter (the “Demand Letter”) from a stockholder for supplemental disclosures regarding the Separation with respect to (i) the opinion from Goldman Sachs & Co. LLC delivered to Match’s Separation Committee on the fairness of the separation transactions to Match’s stockholders (other than IAC and its affiliates) and (ii) certain Match financial projections, which were used by Goldman Sachs in the preparation of its fairness opinion.
The joint proxy statement/prospectus is modified and supplemented by, and should be read as part of, and in conjunction with, the disclosures set forth in this current report on Form 8-K. To the extent that information in this current report on Form 8-K differs from or updates information contained in the joint proxy statement/prospectus, the information in this current report on Form 8-K shall supplement or modify the information in the joint proxy statement/prospectus.
Supplemental Disclosures
Match is making the following supplemental disclosures to the joint proxy statement/prospectus in connection with its response to the Demand Letter. Match believes that no further disclosure is required to supplement the definitive joint proxy statement/prospectus under applicable law. Nothing in this supplemental disclosure shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein. Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to those terms in the joint proxy statement/prospectus. All page references are to the joint proxy statement/prospectus and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the joint proxy statement/prospectus. For the avoidance of doubt, no deletion of any text or information omitted from this supplemental disclosure is intended.
The disclosure in the section “Opinion of the Financial Advisor to the Match Separation Committee” is hereby modified by amending and restating (with new text underlined) the below portion of such section in the sub-sections “Illustrative Discounted Cash Flow Analysis – Match Status Quo”, “Illustrative Discounted Cash Flow Analysis – Pro Forma Value to be Received in the Match Merger”, “Illustrative Present Value of Future Share Price Analysis – Match Status Quo” and “Illustrative Present Value of Future Share Price Analysis – Pro Forma Value to be Received in Match Merger” beginning on page 165 of the joint proxy statement/prospectus.
Illustrative Discounted Cash Flow Analysis—Match Status Quo. Using the Match financial projections, Goldman Sachs performed an illustrative discounted cash flow analysis for Match on a status quo basis. Using discount rates ranging from 6.25% to 8.25%, reflecting estimates of the weighted average cost of capital of Match on a status quo basis, Goldman Sachs discounted to present value as of September 30, 2019 (i) estimates of unlevered free cash flow for Match on a status quo basis for the three-month period ending December 31, 2019 and for the years 2020 to 2024, based on the Match financial projections, (ii) the estimated benefits of certain Match tax attributes, including net operating losses, or NOLs, which were $118 million as reflected in the Match estimates, and (iii) a range of illustrative terminal values for Match on a status quo basis, which were calculated by applying perpetuity growth rates ranging from 2.5% to 3.5%, to a terminal year estimate of the free cash flow to be generated by Match on a status quo basis, which was $1,190 million as reflected in the Match financial projections (which analysis implied exit terminal year enterprise value to next twelve months Adjusted EBITDA multiples (which we refer to as “EV/NTM Adj. EBITDA multiples”), ranging from 13.0x to 27.0x). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Match financial projections and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative implied enterprise values for Match on a status quo basis by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative implied enterprise values it derived for Match on a status quo basis the amount of Match’s net debt on a status quo basis as of September 30, 2019, which was $1,259 million as provided by the management of Match, to derive a range of illustrative implied equity values for Match on a status quo basis. Goldman Sachs then divided the range of illustrative implied equity values it derived by the number of fully diluted outstanding Match Shares on a status quo basis, which was 295.2 million shares, reflecting the midpoint of the range as provided by the management of Match, to derive a range of illustrative implied present values of $58.95 to $123.62 per Match Share on a status quo basis.
Illustrative Discounted Cash Flow Analysis—Pro Forma Value to be Received in the Match Merger. Using the Match financial projections and the Match estimates, Goldman Sachs also performed an illustrative discounted cash flow analysis for New Match on a pro forma basis giving effect to the Transactions (which we refer to as “New Match pro forma for the Transactions”). Using discount rates ranging from 6.25% to 8.25%, reflecting estimates of the weighted average cost of capital of New Match pro forma for the Transactions, Goldman Sachs discounted to present value as of September 30, 2019 (i) estimates of unlevered free cash flow for New Match pro forma for the Transactions for the three-month period ending December 31, 2019 and for the years 2020 to 2024, based on the Match financial projections, (ii) the estimated benefits of certain Match and IAC tax attributes, including NOLs, to be acquired or retained, as applicable, by New Match and its subsidiaries in connection with or as a result of the Transactions, which were $168 million as reflected in the Match estimates, and (iii) a range of illustrative terminal values for New Match pro forma for the Transactions, which were calculated by applying perpetuity growth rates ranging from 2.5% to 3.5%, to a terminal year estimate of the free cash flow to be generated by New Match pro forma for the Transactions, which was $1,190 million as reflected in the Match financial projections (which analysis implied exit terminal year EV/NTM Adj. EBITDA multiples ranging from 13.0x to 27.0x). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Match financial projections and the Match estimates and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative implied enterprise values for New Match pro forma for the Transactions by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative implied enterprise values it derived for New Match pro forma for the Transactions the estimated amount of New Match’s net debt pro forma for the Transactions as of September 30, 2019, which was $2,926 million as provided by the management of Match, to derive a range of illustrative implied equity values for New Match pro forma for the Transactions. Goldman Sachs then calculated ranges of illustrative implied values for the pro forma value to be received per Match Share in the Match merger, assuming, alternatively, as directed by the Match separation committee that all holders of Match Shares (other than IAC and its affiliates) make either (i) the additional stock election (which we refer to as the “all-stock election scenario”) or (ii) the cash election (which we refer to as the “maximum-cash election scenario”). For the maximum-cash election scenario, Goldman Sachs divided (i) the range of illustrative implied equity values for New Match pro forma for the Transactions derived from the analysis above by (ii) the estimated number of fully diluted shares of New Match common stock pro forma for the Transactions, which was 276.3 million shares, reflecting the midpoint of the range as provided by the management of Match, which resulted in a range of illustrative implied values for the pro forma value to be received per Match Share in the Match merger of $57.36 to $125.67. For the all-stock election scenario, Goldman Sachs (i) subtracted $3.00 from the range of illustrative implied values for the pro forma value to be received per Match Share in the Match merger for the maximum-cash election scenario derived from the analysis above and (ii) multiplied the resulting range by the sum of (a) one and (b) a fraction equal to the quotient, rounded to four decimal places, of $3.00 divided by $68.04 (representing the closing price of Match common stock on December 17, 2019, less $3.00), which resulted in a range of illustrative implied values for the pro forma value to be received per Match Share in the Match merger of $56.76 to $128.08.
Illustrative Present Value of Future Share Price Analysis—Match Status Quo. Using the Match financial projections, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per Match Share on a status quo basis, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s financial multiples. Goldman Sachs first calculated a range of illustrative implied enterprise values for Match on a status quo basis as of December 31 for each of the years 2020 to 2022, by applying a range of EV/NTM Adj. EBITDA multiples of 20.0x to 25.0x to estimates of Adjusted EBITDA for Match on a status quo basis for each of the years 2020 to 2022, as reflected in the Match financial projections. These illustrative multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average EV/NTM Adj. EBITDA multiples for Match during the three-year period ended December 17, 2019. To derive a range of illustrative implied equity values for Match on a status quo basis, Goldman Sachs subtracted from the range of illustrative implied enterprise values it derived for Match on a status quo basis the amount of Match’s net debt on a status quo basis as of December 31 for each of the years 2020 to 2022, which was $950 million as of December 31, 2020, $429 million as of December 31, 2021 and negative $382 million as of December 31, 2022, in each case as provided by the management of Match. Goldman Sachs then divided the range of illustrative implied equity values it derived for Match on a status quo basis by the number of fully diluted Match Shares on a status quo basis estimated to be outstanding as of December 31 for each of the years 2020 to 2022, which was 296.5 million shares as of December 31, 2020, 297.6 million shares as of December 31, 2021 and 297.7 million shares as of December 31, 2022, in each case reflecting the midpoint of the range as provided by the management of Match, and discounted the resulting implied future share prices to present value as of September 30, 2019, using an illustrative discount rate of 6.75%, reflecting an estimate of Match’s cost of equity on a status quo basis, to derive a range of illustrative implied present values per Match Share on a status quo basis. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of illustrative implied present values of $66.79 to $101.65 per Match Share on a status quo basis.
Illustrative Present Value of Future Share Price Analysis—Pro Forma Value to be Received in the Match Merger. Using the Match financial projections and the Match estimates and assuming, alternatively, as directed by the Match separation committee, the all-stock election scenario and the maximum-cash election scenario, Goldman Sachs also performed illustrative analyses of the implied present values of illustrative future values per share of New Match common stock pro forma for the Transactions. Goldman Sachs first calculated a range of illustrative implied enterprise values for New Match pro forma for the Transactions as of December 31 for each of the years 2020 to 2022, by applying a range of EV/NTM Adj. EBITDA multiples of 20.0x to 25.0x to estimates of Adjusted EBITDA for New Match pro forma for the Transactions for each of the years 2020 to 2022, as reflected in the Match financial projections. These illustrative multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average EV/NTM Adj. EBITDA multiples for Match during the three-year period ended December 17, 2019. To derive a range of illustrative implied equity values for New Match pro forma for the Transactions, Goldman Sachs subtracted from the range of illustrative implied enterprise values it derived for New Match pro forma for the Transactions the amount of New Match’s net debt pro forma for the Transactions as of December 31 for each of the years 2020 to 2022, which was $3,190 million as of December 31, 2020, $2,428 million as of December 31, 2021 and $1,337 million as of December 31, 2022, in each case as provided by the management of Match. Goldman Sachs then divided the range of illustrative implied equity values it derived for New Match pro forma for the Transactions by the number of fully diluted shares of New Match common stock pro forma for the Transactions estimated to be outstanding as of December 31 for each of the years 2020 to 2022, which was 280.8 million shares as of December 31, 2020, 285.3 million shares as of December 31, 2021 and

287.1 million shares as of December 31, 2022, in each case reflecting the midpoint of the range as provided by the management of Match, and discounted the resulting implied future share prices to present value as of September 30, 2019, using an illustrative discount rate of 6.75%, reflecting an estimate of New Match’s cost of equity pro forma for the Transactions, to derive a range of illustrative implied present values per share of New Match common stock pro forma for the Transactions. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of illustrative implied present values per share of New Match common stock pro forma for the Transactions. For the maximum-cash election scenario, Goldman Sachs calculated a range of illustrative implied values for the pro forma value to be received per Match Share in the Match merger by adding (i) $3.00 and (ii) the illustrative implied present values per share of New Match common stock pro forma for the Transactions derived from the analysis above. For the all-stock election scenario, Goldman Sachs calculated a range of illustrative implied values for the pro forma value to be received per Match Share in the Match merger by multiplying (i) the illustrative implied present values per share of New Match common stock pro forma for the Transactions derived from the analysis above by (ii) the sum of (a) one and (b) a fraction equal to the quotient, rounded to four decimal places, of $3.00 divided by $68.04 (representing the closing price of Match common stock on December 17, 2019, less $3.00). This analysis resulted in a range of illustrative present values for the pro forma value to be received per Match Share in the Match merger of (i) $66.20 to $103.29 for the maximum-cash election scenario and (ii) $65.99 to $104.71 for the all-stock election scenario.
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The disclosure in the section “Certain Unaudited Prospective Financial of Match” is hereby modified by amending and restating (with new text underlined) the below portion of such section in the sub-sections “Match Financial Projections” beginning on page 172 of the joint proxy statement/prospectus .
Match Financial Projections
A summary of the Match financial projections (other than unlevered free cash flow) is set forth below. All amounts are expressed in millions of dollars. Unlevered free cash flow amounts noted below were not prepared by Match management, but were calculated by Goldman Sachs using the Match financial projections and were approved for Goldman Sachs' use by the Match separation committee. Unlevered free cash flow was used by Goldman Sachs in connection with its discounted cash flow analyses described in the section entitled "The Separation—Opinion of Financial Advisor to the Match Separation Committee".
Match Status Quo Financial Projections

	Three months ended Dec. 31,	Year Ending December 31,
	2019	2020E	2021E	2022E	2023E	2024E
Revenue	$549	$2,427	$2,827	$3,239	$3,645	$4,067
Adjusted EBITDA(1)	$209	$919	$1,122	$1,317	$1,482	$1,653
Interest Expense	$(20)	$(74)	$(60)	$(49)	$(32)	$(10)
Cash Taxes	$(8)	$(34)	$(37)	$(167)	$(270)	$(299)
Increases in Working Capital	$(26)	$5	$5	$5	$5	$6
Capital Expenditures	$(12)	$(62)	$(52)	$(52)	$(59)	$(66)
Levered Free Cash Flow(2)	$143	$754	$978	$1,054	$1,127	$1,285
Unlevered Free Cash Flow(3)	$143	$698	$830	$981	$1,080	$1,210

Match Pro Forma Financial Projections

	Three months ended Dec. 31,	Year Ending December 31,
	2019	2020E	2021E	2022E	2023E	2024E
Revenue	$549	$2,427	$2,827	$3,239	$3,645	$4,067
Adjusted EBITDA(1)	$209	$913	$1,122	$1,317	$1,482	$1,653
Interest Expense	$(20)	$(105)	$(93)	$(75)	$(58)	$(36)
Cash Taxes	$(8)	$(34)	$(37)	$(104)	$(264)	$(293)
Increases in Working Capital	$(26)	$5	$5	$5	$5	$6
Capital Expenditures	$(12)	$(62)	$(52)	$(52)	$(59)	$(66)
Levered Free Cash Flow(2)	$143	$717	$945	$1,091	$1,107	$1,265
Unlevered Free Cash Flow(3)	$143	$698	$830	$981	$1,080	$1,210

______________________
(1) Adjusted EBITDA is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; and (3) acquisition-related items consisting of (i) amortization of intangible assets and impairments of goodwill and intangible assets, if applicable, and (ii) gains and losses recognized on changes in the fair value of contingent consideration arrangements.
(2) Levered Free Cash Flow is defined as Adjusted EBITDA, less cash interest expense, cash taxes, increases in working capital (if any) and capital expenditures, plus decreases in working capital (if any).
(3) Unlevered Free Cash Flow amounts were calculated by Goldman Sachs for its use in connection with its discounted cash flow analysis described in the section entitled "The Separation—Opinion of Financial Advisor to the Match Separation Committee" using the Match financial projections. Unlevered Free Cash Flow was calculated by Goldman Sachs as EBITDA (post stock based compensation), less cash taxes, increases in working capital (if any) and capital expenditures, plus decreases in working capital (if any), in each case, as set forth in the Match financial projections and approved for Goldman Sachs' use by the Match separation committee.
The summary of the Match financial projections set forth above should be read together with the historical financial statements of Match, which have been filed with the SEC, as well as the other information regarding Match contained elsewhere in this joint proxy statement/prospectus, including the information regarding Match incorporated into this joint proxy statement/prospectus by reference. The Match financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Match's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Match financial projections summarized above, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Match financial projections. The report of Match's independent registered public accounting firm incorporated by reference into this joint proxy statement/prospectus relates only to Match's historical financial information and does not extend to the prospective financial information and should not be read to do so.
Match expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the Match financial projections given numerous risks and uncertainties, including but not limited to the factors listed under the section entitled "Risk Factors" beginning on page 20 of this joint proxy statement/prospectus, as well as those set forth in Match's filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2019. See the section entitled "Where You Can Find More Information." All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in these reports, in the section of this joint proxy statement/prospectus entitled "Cautionary Statement Regarding Forward-Looking Statements" and in any other filings with the SEC.
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No Offer or Solicitation / Additional Information and Where to Find It
This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
This communication is being made in respect of a proposed transaction involving IAC, New IAC and Match. In connection with the proposed transaction, on April 28, 2020, IAC and New IAC filed with the Securities and Exchange Commission (the “SEC”) an amendment to the joint registration statement on Form S-4 filed on February 13, 2020 (the “Form S-4”) that includes a joint proxy statement of IAC and Match. The Form S-4 was declared effective by the SEC on April 30, 2020, and IAC and Match commenced mailing the joint proxy statement/prospectus to stockholders of IAC and stockholders of Match on or about May 4, 2020. Each party will file other documents regarding the proposed transaction with the SEC. IAC, New IAC and Match may file one or more other documents with the SEC. This communication is not a substitute for the joint proxy statement/prospectus or any other document that may be filed with the SEC in connection with the proposed transaction.
INVESTORS AND SECURITY HOLDERS OF IAC AND MATCH ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC’s website at www.iac.com. Copies of documents filed with the SEC by Match (when they become available) may also be obtained free of charge on Match’s website at www.mtch.com.
Participants in the Solicitation
IAC and Match and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the proposed transaction under the rules of the SEC. Information about IAC’s directors and executive officers is available in IAC’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended by IAC’s Form 10-K/A filed with the SEC on April 29, 2020, and the joint proxy statement/prospectus. Information about Match’s directors and executive officers is available in Match’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended by Match’s Form 10-K/A filed with the SEC on April 29, 2020. Additional information regarding participants in the proxy solicitations and a description of their direct and indirect interests are included in the joint proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the transaction when they become available.
Forward-Looking Statements
Certain statements and information in this report may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to IAC’s and Match’s anticipated financial performance, objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that IAC and Match intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by IAC’s and Match’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. IAC and Match undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in the joint proxy statement/prospectus and other reports that IAC and Match have filed with the SEC; competition; Match’s ability to maintain user rates on its higher-monetizing dating products; the companies’ ability to attract users to their products and services through cost-effective marketing and related efforts; changes in the companies’ relationship with (or policies implemented by) Google; foreign currency exchange rate fluctuations; the companies’ ability to distribute their products through third parties and offset related fees; the integrity and scalability of the companies’ systems and infrastructure (and those of third parties) and the companies’ ability to adapt their systems and infrastructure to changes in a timely and cost-effective manner; the companies’ ability to protect their systems from cyberattacks and to protect personal and confidential user information; risks relating to certain of the companies’ international operations and acquisitions; the impact of the outbreak of the COVID-19 coronavirus, or any subsequent or similar epidemic or pandemic; the risks inherent in separating Match from IAC, including uncertainties related to, among other things, the costs and expected benefits of the proposed transaction, the calculation of, and factors that may impact the calculation of, the exchange ratio at which shares of IAC capital stock will be converted into the right to receive new shares of the post-separation Match Group in connection with the transaction, the expected timing of the transaction or whether it will be completed, whether the conditions to the transaction can be satisfied or any event, change or other circumstance occurs that could give rise to the termination of the Transaction Agreement (including the failure to receive any required approvals from the stockholders of IAC and Match or any required regulatory approvals), any litigation arising out of or relating to the proposed transaction, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of IAC and Match; and other circumstances beyond IAC’s and Match’s control. You should not place undue reliance on these forward-looking statements. For more details on factors that could affect these expectations, please see IAC’s and Match’s filings with the SEC, including the joint proxy statement/prospectus.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MATCH GROUP, INC.

By:	/s/ Gary Swidler
Gary Swidler
Chief Operating Officer and Chief Financial Officer

Date: June 15, 2020